================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended: September 30, 1999


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to ________ .

                        Commission file number: 000-24923

                             CONEXANT SYSTEMS, INC.
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                             CONEXANT SYSTEMS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                               4311 JAMBOREE ROAD
                             NEWPORT BEACH, CA 92660
                     (Address of principal executive office)

================================================================================

                             CONEXANT SYSTEMS, INC.
                             RETIREMENT SAVINGS PLAN

                                      Index

INDEPENDENT AUDITORS' REPORT                                                        3

FINANCIAL STATEMENTS:

Statement of net assets available for benefits
  as of September 30, 1999                                                          4

Statement of changes in net assets available for benefits for the
  period from January 1, 1999 (date of inception) to September 30, 1999             5

Notes to financial statements for the period from January 1, 1999
  (date of inception) to September 30, 1999                                         6


SUPPLEMENTAL SCHEDULES:

Line 27a - Schedule of assets held for investment purposes
  as of September 30, 1999                                                         11

Line 27d - Schedule of reportable series of transactions for the period
  from January 1, 1999 (date of inception) to September 30, 1999                   12

  (Schedules, other than those listed above, are omitted because of the absence of conditions under which they are required.)


Signature                                                                          13


Exhibits

   23     Independent Auditors' Consent                                            14


INDEPENDENT AUDITORS' REPORT



To the Conexant Systems, Inc.
  Retirement Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the Plan) as of September 30, 1999, and the related statement of changes in net assets available for benefits for the period from January 1, 1999 (date of inception) to September 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1999, and the changes in net assets available for benefits for the period from January 1, 1999 (date of inception) to September 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules: (1) Line 27a
- Schedule of assets held for investment purposes as of September 30, 1999, and
(2) Line 27d - Schedule of reportable series of transactions for the period from January 1, 1999 (date of inception) to September 30, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information, by fund, in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information, by fund, have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Costa Mesa, California
March 27, 2000

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

ASSETS:
Investments at fair value (Note 3):
  Shares of mutual funds                           $ 12,703,879
  Conexant common stock fund                         21,969,261
  Participant loans receivable                          254,040
                                                   ------------

    Total assets                                     34,927,180

LIABILITIES:
Excess contributions payable to participants                573
                                                   ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 34,926,607
                                                   ============

   The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 1999
(DATE OF INCEPTION) TO SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                     --------------------------------------------------------------------------------------------
                                                     FIDELITY     FIDELITY        FIDELITY      FIDELITY     FIDELITY    FIDELITY
                                       CONEXANT       EQUITY-     EMERGING      DIVERSIFIED     DIVIDEND     SMALL-CAP    MID-CAP
                                      STOCK FUND      INCOME       MARKETS     INTERNATIONAL     GROWTH        STOCK       STOCK
                                     -----------   ----------    ----------    -------------   ----------    --------    --------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, January 1, 1999          $        --   $       --    $       --      $     --      $       --    $     --    $     --

Participants contributions and
 rollovers                             3,441,981    1,264,911       254,505       600,306       3,697,536     422,419     817,341
Employer contributions                 7,124,876           --            --            --              --          --          --
Net appreciation (depreciation) in
 fair value of investments            10,730,690      (42,943)       26,138        50,631        (343,723)     13,733     (10,633)
Interest income                              685       13,796            11            72         230,959       1,267      34,096
Participant loan repayments                3,813          201            45           252             685         144         265
Benefits paid to participants           (262,385)      (6,990)       (2,948)      (11,211)        (31,662)     (6,286)     (7,831)
Participant loan withdrawals            (106,297)      (9,429)       (1,138)       (4,743)        (21,044)     (4,513)     (7,086)
Excess contributions payable to
  participants                                --           --            --            --              --          --          --
Administrative and other expenses        (18,136)      (7,776)       (1,655)       (1,987)         (7,475)       (627)       (439)
Transfers between funds                1,048,877       37,341       (19,446)      (19,333)       (310,116)    (32,091)    (46,172)
Transfer of Conexant employees
 assets from Wells Fargo to
 Fidelity                                  5,157           --            --            --              --          --          --
                                     -----------   ----------    ----------      --------      ----------    --------    --------

Net increase (decrease)               21,969,261    1,249,111       255,512       613,987       3,215,160     394,046     779,541
                                     -----------   ----------    ----------      --------      ----------    --------    --------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, September 30, 1999       $21,969,261   $1,249,111    $  255,512      $613,987      $3,215,160    $394,046    $779,541
                                     ===========   ==========    ==========      ========      ==========    ========    ========


                                                              SUPPLEMENTAL INFORMATION BY FUND
                                     -----------------------------------------------------------------------------------
                                                                                                 FIDELITY
                                     FIDELITY    FIDELITY    FIDELITY    FIDELITY    FIDELITY     MANAGED      SPARTAN
                                     FREEDOM     FREEDOM     FREEDOM     FREEDOM     FREEDOM      INCOME     U.S. EQUITY
                                      INCOME       2000        2010        2020        2030      PORTFOLIO      INDEX
                                     --------    --------    --------    --------    --------    ---------   -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, January 1, 1999          $     --    $     --    $     --    $     --    $     --    $      --    $       --

Participants contributions and
 rollovers                             90,351     115,266     600,859     883,039     652,790      722,379     2,947,103
Employer contributions                     --          --          --          --          --            1            --
Net appreciation (depreciation) in
 fair value of investments               (687)        228       5,507       8,094      10,475           --       (32,766)
Interest income                         1,301       1,197       7,909      13,946       8,499       18,881        20,584
Participant loan repayments                12         149          56         363         133        4,128         1,847
Benefits paid to participants          (2,405)       (309)     (6,126)     (1,386)     (5,588)      (5,225)      (40,470)
Participant loan withdrawals             (945)     (1,123)     (2,350)    (16,349)    (14,283)     (42,777)      (32,528)
Excess contributions payable to
  participants                             --          --          --          --          --           --            --
Administrative and other expenses         (53)       (159)       (956)     (1,143)       (916)      (1,067)       (1,680)
Transfers between funds               (26,134)     (6,664)       (116)    (73,897)    (22,562)    (101,310)     (220,733)
Transfer of Conexant employees
 assets from Wells Fargo to
 Fidelity                                  --          --          --          --          --       70,690            --
                                     --------    --------    --------    --------    --------    ---------    ----------

Net increase (decrease)                61,440     108,585     604,783     812,667     628,548      665,700     2,641,357
                                     --------    --------    --------    --------    --------    ---------    ----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, September 30, 1999       $ 61,440    $108,585    $604,783    $812,667    $628,548    $ 665,700    $2,641,357
                                     ========    ========    ========    ========    ========    =========    ==========



                                                  SUPPLEMENTAL INFORMATION BY FUND
                                     -----------------------------------------------------------
                                                                       EXCESS
                                                     PARTICIPANT   CONTRIBUTIONS
                                     FIDELITY U.S.      LOANS       PAYABLE TO
                                      BOND INDEX      RECEIVABLE   PARTICIPANTS         TOTAL
                                     -------------   -----------   -------------     -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, January 1, 1999           $        --    $        --      $   --         $        --

Participants contributions and
 rollovers                                892,598             --          --          17,403,384
Employer contributions                         --             --          --           7,124,877
Net appreciation (depreciation) in
 fair value of investments                (20,351)            --          --          10,394,393
Interest income                            19,304             --          --             372,507
Participant loan repayments                    62        (12,155)         --                  --
Benefits paid to participants              (8,771)            --          --            (399,593)
Participant loan withdrawals               (1,590)       266,195          --                  --
Excess contributions payable to
  participants                                 --             --        (573)               (573)
Administrative and other expenses            (166)            --          --             (44,235)
Transfers between funds                  (207,644)            --          --                  --
Transfer of Conexant employees
 assets from Wells Fargo to
 Fidelity                                      --             --          --              75,847
                                      -----------    -----------       -----         -----------

Net increase (decrease)                   673,442        254,040        (573)         34,926,607
                                      -----------    -----------       -----         -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, September 30, 1999        $   673,442    $   254,040       $(573)        $34,926,607
                                      ===========    ===========       =====         ===========

   The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 1999
(DATE OF INCEPTION) TO SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN

        The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General - Effective January 1, 1999, Conexant Systems, Inc. (the Company or Plan Sponsor) adopted the Conexant Systems, Inc. Retirement Savings Plan (the Plan). The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the Code) Section 401(a). The Plan covers substantially all non-union employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At September 30, 1999, the Plan had 2,762 participants.

        Contributions - During the period ended September 30, 1999, participants could elect to contribute up to 15% of pretax or post-tax annual compensation, as defined in the Plan, subject to the annual maximum pre-tax dollar limit established by the IRS. The Company matched 100% of employee contributions up to the first 6% of employee compensation contributed to the Plan; Company contributions are directed to the Conexant Stock Fund. The amount allocated in each calendar year to any participant cannot exceed the lesser of $30,000 or 25% of the participant's total compensation. For purposes of this limitation, amounts allocated shall comprise Company matching contributions and the participant's pretax and post-tax contributions.

        Effective October 1999, the Plan was amended to provide for employees to contribute from 1% to 17% of base compensation through payroll deductions on a pretax, post-tax, or combination basis, up to the annual maximum pre-tax dollar limit established by the IRS. The Company will match 100% up to the first 4% of employee compensation contributed. The Company may also make an additional variable match of between 0% and 100% on the first 4% an employee contributes, depending on the Company's overall financial performance. The Company match will be directed into the Conexant Stock Fund and begins immediately upon enrollment.

        Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of Plan earnings (losses), and charged with an allocation of administrative expenses.

        Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions, as follows:

                For the period from January 1, 1999 through September 30, 1999, Fidelity offered investment options in the following funds (percentages are approximate):

                        Conexant Stock Fund - Conexant Systems, Inc. common stock, cash, and the proceeds and income on such cash and common stock.

                        Fidelity Equity-Income Fund - Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

                        Fidelity Emerging Markets Fund - Primary investment focus is stock of companies in emerging markets, with emphasis on countries with relatively low GNPs compared to the world's major economies, but with potential for rapid growth.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 1999
(DATE OF INCEPTION) TO SEPTEMBER 30, 1999 (CONTINUED)
--------------------------------------------------------------------------------
                        Fidelity Diversified International Fund - Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

                        Fidelity Dividend Growth Fund - Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

                        Fidelity Small-Cap Stock Fund - Normally invests at least 65% of its assets in companies with capitalizations similar to those in the Russell 2000 Index.

                        Fidelity Mid-Cap Stock Fund - Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poors MidCap 400 (approximate capitalization of $110 million to $5 billion).

                        Fidelity Freedom Income Fund - 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

                        Fidelity Freedom 2000 Fund - 41% in Fidelity stock mutual funds, 44% in Fidelity bond mutual funds, and 15% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Freedom 2010 Fund - 65% in Fidelity stock mutual funds, 33% in Fidelity bond mutual funds, and 2% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Freedom 2020 Fund - 80% in Fidelity stock mutual funds and 20% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Freedom 2030 Fund - 84% in Fidelity stock mutual funds, and 16% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Managed Income Portfolio (Stable Value Fund) - Primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

                        Spartan U.S. Equity Index Fund - Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE PERIOD FROM
JANUARY 1, 1999 (DATE OF INCEPTION) TO SEPTEMBER 30,
1999 (CONTINUED)
--------------------------------------------------------------------------------
                        Fidelity U.S. Bond Index Fund - Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar-denominated foreign securities.

        Vesting - Participant elective contributions and Company contributions are fully vested at all times. Vested balances may be withdrawn when participants become disabled, die, retire, or terminate employment.

        Payment of Benefits - Upon retirement or termination of service, a participant may elect to receive a lump-sum amount or ten or fewer annual installments (upon retirement only) equal to the value of his or her account, or keep the account in the Plan and maintain his or her account in any of the Plan's investment options, if the balance is greater than $5,000.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

        Participant Loans Receivable - Participants who are active employees of the Company may borrow up to the lesser of 50% of their vested account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable through payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant's principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the loan funding date, plus 1%. As of September 30, 1999, no participant loans were delinquent.


2.      SUMMARY OF ACCOUNTING POLICIES

        Basis of Accounting - The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

        Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 1999
(DATE OF INCEPTION) TO SEPTEMBER 30, 1999 (CONTINUED)
--------------------------------------------------------------------------------


        Administrative Expenses - The costs of administering the Plan are paid for by the Company, with the exception of fees charged by Fidelity Investments, which are applied directly to participants' accounts.

3.      INVESTMENTS

        Investments held at September 30, 1999, are as follows:

                                                    COST         FAIR VALUE
                                                    ----         ----------
         Conexant Stock Fund                    $11,476,284     $21,969,261
         Fidelity Equity-Income                   1,294,766       1,249,111
         Fidelity Emerging Markets                  237,489         255,512
         Fidelity Diversified International         566,425         613,987
         Fidelity Dividend Growth                 3,559,191       3,215,160
         Fidelity Small-Cap Stock                   382,204         394,046
         Fidelity Mid-Cap Stock                     791,802         779,541
         Fidelity Freedom Income                     61,941          61,440
         Fidelity Freedom 2000                      108,396         108,585
         Fidelity Freedom 2010                      599,490         604,783
         Fidelity Freedom 2020                      808,063         812,667
         Fidelity Freedom 2030                      619,476         628,548
         Fidelity Managed Income Portfolio          665,700         665,700
         Spartan U.S. Equity Index                2,685,622       2,641,357
         Fidelity U.S. Bond Index                   690,853         673,442
         Participant loans receivable               254,040         254,040
                                                -----------     -----------
                                                $24,801,742     $34,927,180
                                                ===========     ===========


        The following table presents investments that represent 5% or more of the Plan's net assets at fair value at September 30, 1999:

         Conexant Stock Fund                                    $21,969,261
         Fidelity Dividend Growth                                 3,215,160
         Spartan U.S. Equity Index                                2,641,357

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 1999
(DATE OF INCEPTION) TO SEPTEMBER 30, 1999 (CONTINUED)
--------------------------------------------------------------------------------


4.      INCOME TAXES

        The Company is currently in the process of applying for an IRS determination letter with respect to the Plan's initial qualification. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.      RISKS AND UNCERTAINTIES

        The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


                                   * * * * * *

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 30, 1999

--------------------------------------------------------------------------------

                                 DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUE,                INCLUDING MATURITY DATE,
BORROWER, LESSOR,              RATE OF INTEREST, COLLATERAL,                           FAIR
 OR SIMILAR PARTY                  PAR, OR MATURITY VALUE               COST           VALUE
-----------------              -----------------------------        -----------     -----------
                             Conexant Stock Fund                    $11,476,284     $21,969,261
Fidelity Investments         Fidelity Equity Income                   1,294,766       1,249,111
Fidelity Investments         Fidelity Emerging Markets                  237,489         255,512
Fidelity Investments         Fidelity Diversified International         566,425         613,987
Fidelity Investments         Fidelity Dividend Growth                 3,559,191       3,215,160
Fidelity Investments         Fidelity Small-Cap Stock                   382,204         394,046
Fidelity Investments         Fidelity Mid-Cap Stock                     791,802         779,541
Fidelity Investments         Fidelity Freedom Income                     61,941          61,440
Fidelity Investments         Fidelity Freedom 2000                      108,396         108,585
Fidelity Investments         Fidelity Freedom 2010                      599,490         604,783
Fidelity Investments         Fidelity Freedom 2020                      808,063         812,667
Fidelity Investments         Fidelity Freedom 2030                      619,476         628,548
Fidelity Investments         Fidelity Managed Income Portfolio          665,700         665,700
Fidelity Investments         Spartan U.S. Equity Index                2,685,622       2,641,357
Fidelity Investments         Fidelity U.S. Bond Index                   690,853         673,442
                             Participant loans receivable
                               (interest rate of 8.75%)                 254,040         254,040
                                                                    -----------     -----------

                                                                    $24,801,742     $34,927,180
                                                                    ===========     ===========

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

LINE 27d - SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE PERIOD FROM JANUARY 1, 1999
(DATE OF INCEPTION) TO SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                 TOTAL         TOTAL      NUMBER OF   NUMBER OF    REALIZED
DESCRIPTION OF ASSET           PURCHASES       SALES      PURCHASES     SALES      GAIN (LOSS)
--------------------          -----------     --------    ---------   ---------    -----------
Conexant Stock Fund           $11,743,588     $505,017       169         102      $ 237,713
Fidelity Equity Income          1,377,013       84,960       137          92          2,713
Fidelity Emerging Markets         273,868       44,494        92          50          8,115
Fidelity Diversified
  International                   615,055       51,699       119          80          3,069
Fidelity Dividend Growth        4,083,365      524,482       168         136            308
Fidelity Small-Cap Stock          431,816       51,503       103          65          1,891
Fidelity Mid-Cap Stock            871,750       81,576       122          82          1,628
Fidelity Freedom Income            92,327       30,200        66          26           (186)
Fidelity Freedom 2000             119,120       10,763        66          26             39
Fidelity Freedom 2010             625,806       26,530        82          44            214
Fidelity Freedom 2020             909,567      104,994       102          61          3,489
Fidelity Freedom 2030             694,434       76,361       101          61          1,403
Fidelity Managed Income
  Portfolio                       920,944      255,237       123          92
Spartan U.S. Equity Index       3,074,563      400,441       166         135         11,500
Fidelity U.S. Bond Index          947,647      253,854       135          99         (2,941)

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN


Date: March 27, 2000        By: /s/  Balakrishnan S. Iyer
                                ------------------------------------------------
                                Balakrishnan S. Iyer
                                Senior Vice President and Chief Financial
                                Officer of Conexant Systems, Inc. and Member of the Plan Committee

                               INDEX TO EXHIBITS


Exhibit
Number                     Description
------                     -----------

  23              Independent Auditors' Consent